Filed by Newbury Street II Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newbury Street II Acquisition Corp

Commission File No.: 001-42391

On August 20, 2026, Samuel Reeves, Founder and Chief Executive Officer of Fort Robotics, Inc. (“FORT”), a party to the proposed business combination with Newbury Street II Acquisition Corp, shared the following post on X:

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

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In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ‘s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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